SCHEDULE TO/A

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 2 - Final Amendment)

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                            (Name of Subject Company)

                     THE PNC FINANCIAL SERVICES GROUP, INC.
                       (Name of Filing Person, the Issuer)

         Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F,
                           par value $1.00 per share
                         (Title of Class of Securities)

                                    693475709
                      (CUSIP Number of Class of Securities)

                              Robert L. Haunschild
                Senior Vice President and Chief Financial Officer
                     THE PNC FINANCIAL SERVICES GROUP, INC.
                                  One PNC Plaza
                                249 Fifth Avenue
                            Pittsburgh, PA 15222-2707
                                 (412) 762-5770
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                               Steven Kaplan, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1206
                                 (202) 942-5998

                          William P. Rogers, Jr., Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1270

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

      This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO originally filed by The PNC Financial Services Group, Inc., a Pennsylvania corporation ("PNC"), on March 6, 2001, as amended by Amendment No. 1 thereto filed on March 14, 2001, in connection with the tender offer by PNC to purchase all of the outstanding shares of its Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, par value $1.00 per share (the "Series F Preferred Stock") (or such lesser number of shares as are validly tendered), at a price of $50.35 per share, plus accrued and unpaid dividends up to but not including the payment date, net to the seller in cash, upon the terms and subject to the conditions set forth in PNC's Offer to Purchase dated March 6, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, which, as amended or supplemented from time to time, constitute the offer (the "Offer"). This Amendment No. 2 is the final amendment to the Schedule TO.

      The Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase in response to the Items in the Schedule, is hereby amended and supplemented as follows.

Item 4. Terms of the Transaction.

      Item 4 of the Schedule TO is hereby amended and supplemented as follows:

      The Offer expired at 5:00 P.M., New York City time, on April 3, 2001 (the "Expiration Date"). A total of 1,901,000 shares of the Series F Preferred Stock were validly tendered and not withdrawn, representing 31.7% of the outstanding Series F Preferred Stock. PNC accepted for payment all of the shares of Series F Preferred Stock validly tendered and not withdrawn prior to the Expiration Date, at a purchase price of $50.35 per share plus accrued and unpaid dividends up to but not including the payment date, for a total purchase price of $95,795,192.

Item 12. Exhibits.

      Item 12 is hereby amended and supplemented by adding the following exhibit:

      (a)(6) Press Release dated April 4, 2001.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2001

                                          THE PNC FINANCIAL SERVICES GROUP, INC.


                                          By: /s/ Randall C. King
                                              ----------------------------------
                                              Randall C. King
                                              Senior Vice President and
                                              Treasurer

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

(a)(6)         Press Release dated April 4, 2001.